SECURI 04015344 MISSION

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SEC FILE NUMBER
8- 45224

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DBC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Executive Drive
(No. and Street)

West Orange	New Jersey	07052
(City)	(State)	(Zip Code)

APR 01 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

350 South Grand Avenue	Los Angeles	California	90071
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBC Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

EDUARD KORSINSKY
Notary Public, State of New York
No. 02KO5060830
Qualified in Kings County
Commission Expires May 28th, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBC Securities, Inc.

(A wholly-owned subsidiary of Interactive Data Corporation)

Financial Statements and Supplemental Schedules
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
DBC Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of DBC Securities, Inc. ("the Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Supplemental Schedules I and II is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As disclosed in Note 2 to the financial statements, DBC Securities, Inc. has extensive transactions with Interactive Data Corporation ("IDC"), the sole shareholder of the Company. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

March 24, 2004

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)
Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	25,000
Commissions receivable		5,122
Total assets	$	30,122
Liabilities and Stockholder's Equity		
Due to Affiliates	$	5,122
Stockholder's equity		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		100
Additional paid-in capital		45,715
Accumulated deficit		(20,815)
Total stockholder's equity		25,000
Total liabilities and stockholder's equity	$	30,122

The accompanying notes are an integral part of these financial statements.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)
Statement of Operations
December 31, 2003

Revenues	
Commission revenue	$ 77,103
Expenses	
Registration, service and audit fees	1,872
Research expenses	77,103
Total expenses	78,975
Net loss before income tax expense	(1,872)
Income tax expense	(800)
Net loss	$ (2,672)

The accompanying notes are an integral part of these financial statements.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 100	$ 43,043	$ (18,143)	$ 25,000
Capital contribution	-	2,672	-	2,672
Net loss	-	-	(2,672)	(2,672)
Balance, December 31, 2003	$ 100	$ 45,715	$ (20,815)	$ 25,000

The accompanying notes are an integral part of these financial statements.

DBC Securities, Inc.
(A wholly-owned subsidiary of Interactive Data Corporation)
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (2,672)
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	731
Decrease in due to affiliates	(731)
Net cash used in operating activities	(2,672)
Cash provided by financing activities	
Settlement of tax liability and operating expenses with Parent by capital contribution	2,672
Net change in cash	-
Cash at beginning of year	25,000
Cash at end of year	$ 25,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization

DBC Securities, Inc. (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Interactive Data Corporation ("IDC"), formerly known as Data Broadcasting Corporation, a securities information processor as defined under Section 3(a)(22)(A) of the Securities Exchange Act of 1934. The Company does not receive customer orders, handle customer securities or funds, or execute or clear transactions.

Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. Under a tax sharing agreement with the Company, IDC has agreed to pay all tax liabilities owed by the Company. As such, all tax liabilities or assets accrued by the Company are deemed a contribution or return of capital by IDC. For the year ended December 31, 2003, the tax liability of $800 was settled in this manner.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

IDC customers may instruct third parties to make payment to the Company for IDC data research services. Such payments are recorded as commission revenue by the Company when received, and in turn are paid to IDC and recorded as research expenses. For the year ended December 31, 2003, commission revenue and research expenses each include $77,103 from such transactions.

Under an agreement between the Company and IDC, all operating expenses of the Company are borne by IDC. In 2003, such direct operating expenses for audit and registration fees and services rendered in connection with quarterly filings with the NASD amounted to approximately $22,500. Effective December 1, 2003, the Company adopted the provisions of the NASD notice to members 03-63 "Expense Sharing Agreements" (the "Notice"); per the terms of the Notice, the Company records expenses incurred relating to its business. The Company recognized $1,872 of direct operating expenses that were borne by IDC and a capital contribution of $1,872.

In addition, IDC provides certain administrative services to the company which IDC determined to be de minimus. Due to related party transactions the financial statements may not be indicative of the financial position that would have existed or the results of operations that would have been attained if the Company operated as an unaffiliated entity.

3. Net Capital Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2003, the Company's net capital was $25,000, which exceeded the minimum net capital requirement by $20,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1 at December 31, 2003.

4. Concentration of Credit Risk

The Company earned 100% of its revenues from one customer.

DBC Securities, Inc. **Supplemental Schedule I**

(A wholly-owned subsidiary of Interactive Data Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2003

Total stockholder's equity	$ 25,000
Non-allowable assets and deductions	-
Net capital under SEC rule 15c3-1	25,000
Less - Minimum net capital requirement	5,000
Net capital in excess of minimum requirement	20,000
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	342
Aggregate indebtedness	$ 5,122
Ratio of aggregate indebtedness to net capital	0.2 to 1

Note: There are no material differences between this computation of net capital and the corresponding computation prepared by the Company in its unaudited FOCUS Report as of December 31, 2003.

DBC Securities, Inc. **Supplemental Schedule II**

(A wholly-owned subsidiary of Interactive Data Corporation)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the dealing broker or dealer, and does not otherwise hold funds or securities of customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Accountants On Internal Control
Required to SEC Rule 17a-5

To the Board of Directors and Stockholder of
DBC Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DBC Securities, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures, followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and of the practices and procedures referred to in the second paragraph of this report and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and Stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 24, 2004